Exhibit 99.1

BARRICK RAISES DIVIDEND

ON BACK OF STRONG CASH POSITION

ALL AMOUNTS EXPRESSED IN U.S. DOLLARS

Toronto, May 4, 2022 — Barrick Gold Corporation (NYSE:GOLD)(TSX:ABX) today announced a $0.20 per share quarterly dividend, the first to include a $0.10 per share performance component in line with its new dividend policy.

President and chief executive Mark Bristow said the Company’s net cash balance at the end of Q1 stood at $743 million, reflecting cash flow from the operations, the continuing sale of non-core assets, and its share of a further $0.6 billion in cash distributions by Kibali.

Since agreement on the repatriation of revenue from Kibali was reached with the Democratic Republic of Congo (DRC) last year, Kibali has delivered $1.2 billion (on a 100% basis) in the form of dividends and debt repayments, inclusive of distributions received subsequent to March 31, 2022.

Bristow said as guided earlier, Q1 was a softer quarter, particularly when compared to Q4 of 2021, which included a record-breaking performance from Nevada Gold Mines. With a stronger performance expected in the second half of the year, Barrick remains on track to meet its 2022 production guidance.

CONTINUED ON PAGE 3

Key Performance Indicators

Financial and Operating Highlights

Financial Results	Q1 2022	Q4 2021	Q1 2021

Realized gold price[4]	1,876	1,793	1,777
($ per ounce)

Net earnings	438	726	538
($ millions)

Adjusted net earnings[3]	463	626	507
($ millions)

Net cash provided by operating	1,004	1,387	1,302
activities ($ millions)

Free cash flow[1]	393	718	763
($ millions)

Net earnings per share	0.25	0.41	0.30
($)

Adjusted net earnings	0.26	0.35	0.29
per share[3] ($)

Attributable capital	478	552	424
expenditures[5,6] ($ millions)
Operating Results	Q1 2022	Q4 2021	Q1 2021
Gold

Production[7]	990	1,203	1,101
(000s of ounces)

Cost of sales (Barrick’s share)[7,8]	1,190	1,075	1,073
($ per ounce)

Total cash costs[7,9]	832	715	716
($ per ounce)

All-in sustaining costs[7,9]	1,164	971	1,018
($ per ounce)
Copper

Production[6]	101	126	93
(millions of pounds)

Cost of sales (Barrick’s share)[7,8]	2.21	2.21	2.11
($ per pound)

C1 cash costs[7,10]	1.81	1.63	1.60
($ per pound)

All-in sustaining costs[7,10]	2.85	2.92	2.26
($ per pound)

Q1 2022 Results Presentation

Webinar and Conference Call

President and CEO Mark Bristow will host a virtual presentation on the results today at 11:00 EDT, with an interactive webinar linked to a conference call. Participants will be able to ask questions.

Go to the webinar

US and Canada (toll-free), 1 800 319 4610

UK (toll-free), 0808 101 2791

International (toll), +1 416 915 3239

The Q1 2022 presentation materials will be available on Barrick’s website at www.barrick.com and the webinar will remain on the website for later viewing.

Best Assets

∎	First quarter puts Barrick on track to achieve 2022 production targets

∎	Strong performance from Loulo-Gounkoto on the back of solid throughput, recovery and grade

∎	Pueblo Viejo new Tailings Storage Facility permitting makes significant progress

∎	Reko Diq framework agreement signed with Pakistan paving the way for the next potential Tier One[11] asset development

∎	New senior appointments strengthen management team as it expands globally

∎	Exciting exploration results in all regions with significant new potential highlighted in Nevada, Argentina, and the Loulo District

Leader in Sustainability

∎	2021 Sustainability Report published highlighting our integrated approach to ESG

∎	33% decrease in LTIFR[12] quarter on quarter

∎	Updated GHG Reduction Roadmap outlining our journey to Net Zero by 2050

∎	Funding the reintroduction of white rhinos to the Garamba National Park in the DRC

Delivering Value

∎	Operating cash flow of $1,004 million and free cash flow[1] of $393 million for the quarter

∎	Net earnings per share of $0.25 and adjusted net earnings per share[3] of $0.26 for the quarter

∎	Kibali distributes a further $0.6 billion in cash during the quarter (100% basis)

∎	Net cash[2] of $743 million results in a $0.20 per share dividend for Q1 2022, inclusive of a $0.10 per share performance dividend[14]

BARRICK FIRST QUARTER 2022	2	PRESS RELEASE

CONTINUED FROM PAGE 1

Highlights of the quarter included the framework agreement with Pakistan on restarting the Reko-Diq copper-gold project. Bristow is scheduled to meet the country’s new prime minister later this month to review progress.

Also significant was the progress made in securing a new tailings storage facility for the Pueblo Viejo project in the Dominican Republic. The project is designed to unlock approximately 9 million ounces of measured and indicated resources and convert them into additional proven and probable reserves, extending the mine’s life by more than 20 years.13

“Barrick controls what are unquestionably the mining industry’s best gold assets as well as some substantial copper mines. Reko Diq is one of the largest undeveloped copper-gold porphyry deposits in the world, and if the conditions to closing are satisfied, it will be a very significant addition to this portfolio, even before it goes into production, by boosting reserves and resources as the updated feasibility study unfolds,” Bristow said.

“In addition to its size and quality, Barrick’s asset base is distinguished by our continued success in more than replacing the reserves depleted by mining through brownfields exploration. At the same time, we continue to hunt for new Tier One assets across our expanding global footprint. The past quarter again produced promising results from all regions, with significant new potential identified in Nevada, Argentina and Africa’s Loulo district.”

Bristow said the Company’s latest annual Sustainability Report highlights its integrated approach to ESG, based on its belief that the challenges of poverty, climate change and biodiversity are intertwined and should be addressed holistically. The report notes that last year Barrick spent $5.5 billion with host country suppliers, equating to 81% of its global procurement expenditure. Host country nationals accounted for 96% of its total workforce and 78% of its management, and the drive to employ more women is succeeding.

Some $850 million has been spent on or budgeted for renewable energy and greenhouse gas (GHG) emissions reduction projects. These are outlined in the report in an updated GHG emissions reduction roadmap leading to a Net Zero target by 2050. Barrick, for the first time, has disclosed its Scope 3 emissions and Scope 3 roadmap to engage and assist its suppliers with their GHG emissions reductions.

“Sustainability has long been an integral part of the way Barrick does business and our commitment to its effective management is key to our goal of building the world’s most valued gold and copper mining company,” Bristow said.

NEW PERFORMANCE DIVIDEND POLICY

DOUBLES BARRICK’S QUARTERLY DIVIDEND

Barrick today announced the declaration of a dividend in respect of performance for the first quarter of 2022 that incorporates an enhancement to the base dividend as a result of achieving Level III under the Company’s Performance Dividend Policy.

Barrick’s Board of Directors declared a dividend of $0.20 per share for the first quarter of 2022 that will be paid on June 15, 2022 to shareholders of record at the close of business on May 27, 2022.14 This dividend comprises a base quarterly dividend of $0.10 per share and a performance dividend enhancement of an additional $0.10 per share.

“Our strong operating performance and robust net cash balance has allowed us to provide an enhanced dividend to our shareholders,” says senior executive vice-president and chief financial officer Graham Shuttleworth. “We believe this shows the benefit of the Performance Dividend Policy that we announced in February, including the guidance it provides to our shareholders on future dividend streams.”

The $0.10 per share enhancement to the base quarterly dividend was achieved as a result of Barrick reporting net cash on its Consolidated Balance Sheet at March 31, 2022 of greater than $0.5 billion and less than $1 billion as per the following schedule:

Performance Dividend Level	Threshold Level	Quarterly Base Dividend	Quarterly Performance Dividend	Quarterly Total Dividend
Level I	Net cash <$0	$0.10 per share	$0.00 per share	$0.10 per share
Level II	Net cash >$0 and <$0.5B	$0.10 per share	$0.05 per share	$0.15 per share
Level III	Net cash >$0.5B and <$1B	$0.10 per share	$0.10 per share	$0.20 per share
Level IV	Net cash >$1B	$0.10 per share	$0.15 per share	$0.25 per share

BARRICK FIRST QUARTER 2022	3	PRESS RELEASE

STRATEGY SECURES BARRICK’S ABILITY TO SUCCEED

AMID GLOBAL GEOPOLITICAL DYNAMICS

AND IN CHALLENGING JURISDICTIONS

While Barrick’s core strategy — the creation and delivery of real, sustainable value to its stakeholders — is fixed, the actions needed to secure its consistent execution are subject to a rigorous review process.

This starts at the beginning of each year with a week-long strategic planning and team effectiveness review for the group’s top executives, led by president and chief executive Mark Bristow. Risks and opportunities are carefully assessed, and the outputs needed to manage them effectively are identified. These outputs are then rolled out through similar planning sessions at all operational and corporate sites, ensuring a group-wide alignment with the agreed objectives and actions.

This year’s group strategy session took particular note of the importance of risk management in a global environment which, says Bristow, is probably in greater political, social and economic disarray than any previous period since World War II.

“We’re still dealing with the fall-out of the Covid-19 pandemic, inflation in developed countries is rising to levels not experienced in a generation and in Eastern Europe a major war, the like of which we never expected to see again, is ongoing, with huge personal cost and potentially devastating economic consequences for the major countries dependent on Russian oil and gas,” says Bristow.

“Fortunately for Barrick, managing risks in challenging geopolitical jurisdictions is one of our core competencies, largely gained in Africa, where our mines have continued to operate steadily and profitably through civil wars, coups d’état, complex logistics and delicate negotiations with host governments,” he says.

“It’s our partnership philosophy that has enabled us to achieve this. Mining is a long-term business and we therefore need the ability to benefit our host countries for the length of our investment and beyond. We secure this essential social licence to operate by demonstrating that the value we create is equitably shared with our local stakeholders and that we are a major contributor to the state’s coffers — in short, a welcome and responsible citizen and neighbour.”

Bristow says with mature mining regions offering fewer opportunities for major discoveries, new Tier One assets will inevitably have to be sought in developing countries, where Barrick is already operating successfully.

“Our decision to proceed with the reconstitution of the Reko Diq project in Pakistan, a Tier One copper and gold asset in the making by any measure, is based on this track record and on our confidence in our ability to deliver yet another world-class mine in a remote region. Our drive to expand our Asia-Pacific presence and grow our copper portfolio also sit firmly within this strategy,” he says.

INVESTING IN THE BEST PEOPLE FOR THE BEST FUTURE

“Getting the optimal results from the industry’s best assets requires people who not only possess skills and drive but are also sufficiently diverse in terms of race, age and gender to lead Barrick into the new world” explains the Group Human Resources executive, Darian Rich.

Thanks to Barrick’s long-established policy of recruiting host country nationals, 96% of its workforce and 78% of its managers are local hires. Its drive for gender diversity in a traditionally male-dominated industry has also started producing results, with women accounting for 24% of new hires during the past quarter and 11% of Barrick’s global workforce.

Similarly, the employee age shift continues and 56% of the workforce are now under the age of 40 and 16% under the age of 30. In the past quarter, 38% of new hires were younger than 30.

Last quarter, the North America region participated in 36 recruiting events at schools and universities while Latin America’s internship programs cater for graduates as well as workers, with Veladero currently training 20 female truck drivers. In Africa and the Middle East, competency-based training programs continue to upskill workers.

Preparing the group’s future generation of leaders requires deep succession planning, reflected in a number of key recent changes. With Willem Jacobs retiring in June 2022, the region’s chief financial officer, Sebastiaan Bock, is stepping up as chief operating officer for Africa and the Middle East. Greg Walker is being succeeded as executive managing director of Nevada Gold Mines at the end of 2022 and, in the corporate office, Poupak Bahamin has been appointed general counsel while Rich Haddock transitions to a legal advisor role. Rich will remain a valuable resource through March 2024 to provide continuity of support for Reko Diq and other projects.

BARRICK FIRST QUARTER 2022	4	PRESS RELEASE

MANAGING COSTS AMID HIGH INFLATION

AND GEOPOLITICAL CONFLICT

Rising inflation, exacerbated by the conflict between Russia and Ukraine and the sanctions imposed on Russia, has had a direct impact on Barrick’s business in terms not only of fuel and gas prices but also the cost and availability of input commodities.

To mitigate inflation and manage supply risks, Barrick is employing a proven multi-pronged strategy, says group commercial and supply chain executive Riaan Grobler.

“Our procurement strategy is built on a thorough understanding of our key cost drivers, commodities and services. The recent groupwide roll-out of SAP has improved the visibility of these factors and allowed real-time decision-making. At the same time, we are identifying technical levers that could drive internal efficiencies,” he says.

“Secondly, we have built strong collaborative relationships with leading global supply chain partners, with a dedicated freight forwarding capacity that spans five continents. They pool their buying power to ensure that we have fixed-price agreements with key suppliers. A big part of the cost of logistics is in the efficiency of the movement of goods from port to destination and we leverage global logistics through our partnership structures to do cross-continent bookings of charters and to consolidate freight from multiple ports.”

Barrick is also cultivating alternative suppliers, particularly in developing countries, as back-up to its main supply chain partners and as a cost-base benchmark. Its long-standing policy of local procurement in host countries, which now stands at 65% of its global procurement, is serving Barrick well as a hedge against inflation, particularly in terms of the cost of logistics, tariffs and inventory.

To manage price and supply volatility, Barrick has built up a strategic inventory of key commodities and Barrick optimizes this inventory and its cost through improved demand and maintenance planning. Where possible it also leverages new projects to renegotiate supply contracts. The proposed 200MW solar power project in Nevada, for example, has allowed Barrick to reduce the costs of the existing energy supplier for Nevada Gold Mines.

TRUE PARTNERSHIP WILL DELIVER REKO DIQ PROJECT

The groundbreaking partnership agreement between Barrick, the federal government of Pakistan and the provincial government of Balochistan should unlock the enormous value of Reko Diq, one of the world’s largest undeveloped copper and gold deposits, says president and chief executive Mark Bristow.

Speaking on a recent investor call, Bristow said the project represented a unique mining opportunity, which would be a major addition to Barrick’s Tier One asset base, while also bringing significant economic and social benefits to Pakistan and Balochistan.

The agreement in principle recently reached between the parties provides for the reconstitution and restart of the project, which has been on hold since 2011. It will be operated and owned 50% by Barrick, 25% by Pakistani state-

owned enterprises and 25% by the government of Balochistan. The Company has similar partnerships in other countries which have proved to be catalysts in developing local economies.

Bristow said that, following the finalization of the underlying agreements, legalization and closing, Barrick would update the 2010 feasibility study.

BARRICK FIRST QUARTER 2022	5	PRESS RELEASE

“Reko Diq’s fundamentals have not changed materially since then. Subject to the updated feasibility study, it is still envisaged as a conventional open pit and milling operation producing a high-quality copper-gold concentrate. We are planning a two-phase construction approach, starting with an approximately 40 million tonne per annum plant, which could be doubled within five years. The staged development will optimize returns, manage upfront capital, lower execution risk and bring forward production and cash flows in the long run. If all goes according to plan, we anticipate first production in five to six years’ time,” he said.

“Offering a unique combination of large scale, low strip and good grade, Reko Diq will be a multi-generational mine, with a life of at least 40 years. The contemplated mine plan is based on four porphyry deposits within our land package and our exploration licence area holds additional deposits with future upside potential.”

Noting that since 2010 there had been game-changing technological advances in renewable energy alternatives, some of which are particularly well-suited to the area, Bristow said a Barrick team was already assessing various solar, wind and battery configurations to maximize the mine’s renewable power generation. This could also deliver a range of economic and operational benefits.

The development of Reko Diq will make Balochistan the largest recipient of foreign investment in Pakistan. During peak construction periods, the project is expected to employ 7,500 people and once in production will create about 4,000 long-term jobs. Barrick’s policy of prioritizing local employment and suppliers will have a positive downstream impact on the local economy.

“At Barrick we know that our long-term success depends on sharing the benefits we create equitably with our host governments and communities. That’s why we wanted Balochistan’s share of the venture to be fully funded, 10% by the project and 15% by the government of Pakistan. It’s equally important to us that Balochistan and its people should see the benefits from day one. Even before construction begins, we will be implementing a range of social development programs, supported by upfront commitments to the development of the skills required for mining, the improvement of education, healthcare, food security and, importantly, access to potable water in a region where the groundwater has a high saline content,” Bristow said.

KIBALI POWERS AHEAD WHILE BARRICK PLANS

FURTHER INVESTMENTS IN DRC

Africa’s largest gold mine, Kibali in the DRC, has made a strong start to 2022 and is on track to equal its 2021 production this year. Last year it again replaced the reserves depleted by mining and its prolific KZ trend of orebodies continues to deliver opportunities for significant open pit and underground growth.

Speaking to media and other stakeholders in Kinshasa, Barrick president and chief executive Mark Bristow said Kibali had notched up a number of other key deliverables during the current quarter. These include the signing of a cahier de charge with the surrounding communities to formalize their role in identifying and overseeing the mine’s investment in social development projects.

Another section of the Durba road to Watsa has been completed and the resettlement of the Kalimva-Ikamva and Pamao villages has started with the first group of people moving into their new homes. On the health and safety front, there were zero lost time injuries during the quarter, the malaria and HIV programs continued to deliver infection rate reductions and 60% of our employees have been vaccinated against Covid-19, versus a national average of 1%.

In addition to Kibali’s long-standing support for conservation measures in one of DRC’s leading national parks, African Parks and Barrick are looking to reintroduce the white rhino to the Garamba National Park. In what will be the largest exercise of its kind, the plan envisages the relocation of around 50 white rhinos to Garamba creating a new population group which is critical in the long-term plan to protect this species. In line with Barrick’s development strategy, the mine also launched the Garamba Alliance in partnership with the US Agency for International Development (USAID).

Since the project that became Kibali was acquired in 2009, its probable mineral reserves were doubled to more than 10 million ounces15 of gold in 2010. Construction then started the following year, three hydropower plants were built and the infrastructure — including the road to the Ugandan border — was developed. The mine went into production in 2013 and still today has more than 10 years of mine life ahead, with 2021 total proven and probable mineral reserves of 83Mt at 3.60g/t for 9.6Moz16 of gold, before considering extensions to known orebodies and new discoveries. Since 2009, Kibali has invested almost $4 billion in the DRC in the form of royalties, taxes and permits; infrastructure and community development; salaries; and payments to local suppliers and contractors, which have created a thriving regional economy.

“Barrick is continuing to invest in the DRC, not only by developing the many new growth opportunities which are extending Kibali’s life, but also through pursuing greenfields exploration and other opportunities across the country as we search for our next world-class discovery,” Bristow said.

BARRICK FIRST QUARTER 2022	6	PRESS RELEASE

HOLISTIC APPROACH TO ESG

WILL MAKE LASTING IMPACT

Barrick has an integrated approach to sustainability to address each of the Environmental, Social and Governance (ESG) components concurrently, says group sustainability executive Grant Beringer in the Company’s 2021 Sustainability Report.

“The challenges of fighting poverty, climate change and biodiversity loss are deeply connected, and we have no option but to tackle them together through a holistic and integrated approach to sustainability management, if we are to make a lasting, positive impact on any of them,” he says.

“While excellent management of environmental aspects is critical for sustainable delivery, this only focuses on one side of the issue. That is why this report has a strong focus on the ‘silent S’ in ESG, demonstrating that responsible mining is an enormous lever for delivering social upliftment and development.”

Barrick achieved a ‘B’ grade for a third consecutive year in its industry-first Sustainability Scorecard and recorded significant improvements across most of its key metrics. Highlights for the year include the certification of all operational sites to the ISO 45001 and ISO 14001 standards and the procurement of goods and services worth $1.67 billion from local suppliers close to Barrick’s operations. In total, $5.5 billion was spent on host country suppliers, equating to 81% of Barrick’s global procurement spend. Further details of Barrick’s economic value contribution, including taxes paid, is included in its standalone Tax Contribution Report for 2021. Host country nationals now comprise 96% of its workforce and the group maintained its downward trend in the Total Recordable Injury Frequency Rate.17

Additionally, approximately $850 million has been spent or budgeted for renewable energy and GHG emissions reduction projects, all of which meet the Company’s required 15% internal rate of return. The report also contains an updated GHG Reduction Roadmap, outlining the projects that decrease emissions against Barrick’s 2018 baseline by at least 30% by 2030, while maintaining a steady production profile, as well as its course to be Net-Zero by 2050. It also details Barrick’s first-ever disclosure of its Scope 3 emissions and Scope 3 roadmap to engaging and assisting its suppliers with their GHG emissions reduction. Barrick’s water efficiency rate, a measure of the amount of water it reuses and recycles, was 82% for 2021.

Meanwhile, its new Biodiversity Standard, focused on driving positive biodiversity outcomes in critically important areas, has resulted in a significant increase in key species populations in the Garamba National Park in the Democratic Republic of Congo near its Kibali mine. Barrick, through its partnership with African Parks and the Congolese Institute for the Conservation of Nature (ICCN), is also the sole sponsor to reintroduce white rhino to the park in 2022.

“Conserving biodiversity is fundamental to planetary survival, essential to tackling climate change and has an important role to play in the war on poverty. We strive not only to preserve and maintain biodiversity within our permits but to partner with NGOs and other organizations, to protect and restore critical biodiversity in some of the world’s most ecologically sensitive places,” says Beringer.

The latest report is now aligned to the Sustainability Accounting Standards Board’s (SASB) reporting requirements for metals and mining and continues to conform to the Global Reporting Initiative’s ‘GRI Standards: Core option’ as well as the Task Force on Climate-related Financial Disclosures (TCFD) framework.

BARRICK FIRST QUARTER 2022	7	PRESS RELEASE

FUNDING THE RE-INTRODUCTION OF WHITE RHINOS TO THE GARAMBA NATIONAL PARK IN THE DRC

Measurable conservation action focused on threatened species abatement and restoration

Barrick wants to restore the white rhino population at the Garamba National Park in the DRC and has partnered with African Parks and the Congolese Institute for the Conservation of Nature (ICCN) to fund the transfer of at least 50 rhinos from South Africa in 2022.

The Garamba National Park, located 70km north of the Kibali mine in the north-east of the DRC, covers an area greater than 5,000km2 and is adjacent to four contiguous reserves with an additional 10,000km2. It is one of Africa’s oldest national parks and a UNESCO World Heritage Site. The park has been placed on the list of World Heritage Sites in danger, following years of armed conflict, civil wars and poaching that has resulted in steep declines in its wildlife populations.

Barrick has provided support to the park since 2015, with a view to protecting and restoring its biodiversity and resulting in a notable improvement in the herd size of the endangered Kordofan giraffe, which has grown from 22 individuals in 2012 to 65 last year. Similarly, buffalo populations have also steadily grown with average herd sizes ranging from 20 to nearly 500 individuals. Furthermore, there has not been an instance of elephant poaching since September 2020.

KIBALI GOLD MINE
Democratic Republic of Congo
Garamba National Park

SUPPORT FOCUS

Removal of alien invasive vegetation

5 lion collars

Fuel for anti-poacher spotting planes

Chimpanzee monitoring (future, eastern side of the park)

Office buildings and accommodation for rangers

Rehabilitation of bridges and roads

Support for local hospitals (outside park boundary)

Elephant population estimate

2,000
1,600
1,200
800
400
0
2012
2014
2017
2019
2021

No poached individuals since Sept 2020 - longest period in decades.

Population increasing.

18 collars purchased.

Giraffe population estimate

70
60
50
40
30
20
10
0
2012
2014
2017
2019
2021

Park is home to critically endangered Kordofan giraffe.

Increased from 22 individuals in 2012 to 65 in 2021.

Buffalo population estimate

9,000
6,000
3,000
0
2012
2014
2017
2019
2021

Population steadily increasing.

Average herd size 20 individuals.

Largest herd nearly 500 individuals.

White rhino population estimate

60
40
20
0
2017
2019
2022+

Garamba used to be home to a population of White Rhino. However none has been seen in the park since 2006.

Barrick is the sole sponsor for the reintroduction of white rhino to the park.

Reintroduction is targeted at the end of 2022.

BARRICK FIRST QUARTER 2022	8	PRESS RELEASE

UPDATED GHG ROADMAP OUTLINES JOURNEY TO 2050

Sun to help power journey to Net Zero

Solar power will account for approximately a third of the total reduction in the GHG emissions that Barrick plans to achieve by 2030, according to the latest GHG Reduction Roadmap published in its 2021 Sustainability Report.

Barrick’s GHG Reduction Roadmap outlines the renewable energy projects that are contributing to or have the potential to help meet its target of reducing total emissions by 30% by 2030 as well as its course to be Net Zero by 2050. Solar power is expected to account for 681kt of the 2,262kt Barrick needs to reduce its total annual GHG emissions to 5,279kt CO2e by 2030 against a 2018 baseline of 7,541kt CO2e.

In addition to the 20MW solar power plant at Loulo (27kt estimated reduction of CO2e per year) completed in 2020, work has begun on an estimated $262 million 200MW solar facility with battery storage in Nevada. The facility is expected to satisfy approximately 15% of Nevada Gold Mines’ (NGM) total electricity requirements and should reduce Barrick’s GHG emissions by 254kt per year, which is equivalent to taking almost 34,000 cars off the road.

Other projects being investigated include expansions to the solar plants at Loulo (54kt estimated reduction of CO2e) and Nevada (254kt CO2e), as well as additional solar installations at Jabal Sayid (11kt estimated reduction of CO2e), Kibali (12kt estimated reduction of CO2e) and Pueblo Viejo (69kt estimated reduction of CO2e). Approximately $850 million has been spent or budgeted for renewable energy and GHG emissions reduction projects, all of which meet the Company’s required 15% internal rate of return.

Roadmap to Net Zero

2018
2021
2025
2030
2050
7,541 kt CO_2e (baseline)
6,410 kt CO_2e (15% interim)
5,279 kt CO_2e (30%)
VISION NET ZERO
Emissions reduction targets
Capital spent
Committed
Under investigation
Emission source and reduction opportunities
Coal
Natural gas
HFO/diesel
Fleet: diesel
PPA & grid reductions
Roasters
Limestone
Efficiencies
Biodiversity-based carbon offset
2013
30%
50%
75%
100%/ Net Zero

Carbon offsets, through biodiversity conservation and nature based solution projects, will offset hard to abate emissions, such as limestone use and roaster emissions.

Although Kibali hydropower stations (commissioned in 2013) are a component of our journey to net-zero emissions, the project was established prior to our baseline in 2018 and does not contribute towards our 30% reduction target by 2030.

Projects identified as 'Capital Spent' and 'Committed' have been evaluated against Barrick's internal investment criteria, including a required internal rate of return of at least 15%. All values are estimates.

		Annual CO_2e saving kt	Capex $m
1	Kibali Hydropower, DRC, 2013	190	245
2	Pueblo Viejo Quisqueya Power Plant Natural Gas Conversion, Dominican Republic	260	8
3	Loulo 20MW Solar, Mali	27	21
4	Kibali Battery Energy Storage System (BESS), DRC	8	8
5	NGM Power Purchase Agreement (PPA), USA	360	0
6	Veladero Transmission line connection, Argentina	100	54
7	Pueblo Viejo Lime Kiln Fuel Switch, Dominican Republic	127	8
8	Kibali & Loulo LED Replacement	1	1
9	NGM 5% of Light Vehicles EVs and LED Replacement, USA	2	8
10	Loulo Solar (40MW) & BESS (36MW), Mali	54	68
11	Kibali Solar (17MW) and additional Battery, DRC	12	26
12	TSPP Natural Gas Conversion, USA	526	37
13	Underground EV Fleet, across group	185–350	-
14	TSPP 200 MW Solar, USA	254	262
15	Lumwana Trolley, Zambia	11	-
16	Jabal Sayid Solar, Saudi Arabia	11	10
17	Pueblo Viejo Solar 80MW, Dominican Republic	69	90
18	Additional TSPP 200 MW Solar and BESS, USA	254	-
19	LED replacement Roll Out, across group	1.5	2
20	NGM 100% Light Vehicle EV, USA	21	-
21	Light Vehicles EV, AME and LATAM AP	10–32	-
22	Veladero Overland Conveyor, Argentina	29	-
23	2030 NGM PPA, USA	180	-
24	On-site Power and Energy, across group	Towards Net Zero	-
25	Underground EV Fleet (remainder across group)	0–165	-
26	National Grid greening, USA, Canada, Cote d'Ivoire, Tanzania, Zambia	Towards Net Zero	-
27	NGM Geothermal 15MW, USA	37	-
28	Surface Haulage EV and alternative fuel, across group	Towards Net Zero	-
	Total capital spent	1,072	344
	Total committed	1,110	504

BARRICK FIRST QUARTER 2022	9	PRESS RELEASE

PUEBLO VIEJO MOVES FORWARD

WITH LIFE OF MINE EXTENSION PROJECT

The Dominican Government has completed its strategic review of the location of the new Tailings Storage Facility (TSF) for the Pueblo Viejo mine in the Dominican Republic. The new TSF forms part of the expansion project that is designed to extend the Tier One mine’s life to beyond 2040 and support annual production in excess of 800,000 ounces.13

The government, through their process, have identified a select number of alternatives for further assessment. At the same time, Barrick conducted its own alternatives assessment, completed by a multidisciplinary team of external subject matter experts from various independent consulting companies.

Several sites were initially identified and after various screening phases, which considered environmental, social, and technical factors, potentially feasible sites were identified for further evaluation. The two separate assessments independently identified four alternative sites, of which two sites, located in the Sanchez Ramirez Province, would be put forward for further investigation.

Barrick president and chief executive Mark Bristow said that although these alternative sites existed as determined by the reviews, the final location and construction of the facility would be subject to the completion of an Environmental and Social Impact Assessment (ESIA) in accordance with Dominican Republic legislation and international standards. Once completed, the ESIA would be submitted to the government for evaluation and final decision.

The ESIA will identify and implement mechanisms to mitigate potential environmental impacts as well as initiatives to improve the livelihoods of the communities. Barrick is committed to following international standards and will adhere to the Global Industry Standard on Tailings Management in terms of design, construction, operation, and closure of the tailings storage facility.

The new TSF would enable operations at Pueblo Viejo to continue beyond 2040. As a major creator of value for the Dominican Republic, the project will stop the decline in production, and will facilitate the continued payment of taxes, exportation, jobs, national and local purchases, and social benefits the mine brings to the country.

In 2021, the Tier One mine paid $527 million in direct and indirect taxes which brings total tax payments since 2013 to more than $3 billion.

“Our goal in the Dominican Republic, as elsewhere in the world, is to create long-term value for all our stakeholders through our strategy of sustainable development. Pueblo Viejo’s expansion project is expected to increase total direct and indirect taxes to over $9 billion from the beginning of commercial production in 2013 through to the extended life of mine beyond 204018,” Bristow said.

BARRICK FIRST QUARTER 2022	10	PRESS RELEASE

BARRICK ANNUAL REPORT PUBLISHED

The 2021 Annual Report was published in March

Barrick’s 2021 Annual Report, Annual Information Form and Form 40-F are available on SEDAR (www.sedar.com) and EDGAR (www.sec.gov), respectively. Updated National Instrument 43-101 technical reports for each of the Kibali Gold Mine and the Cortez Complex, current as of December 31, 2021, are also available on SEDAR and EDGAR.

To access the above-mentioned documents, please visit www.barrick.com. Shareholders may also receive a copy of Barrick’s audited financial statements without charge upon request to Barrick’s Investor Relations Department, 161 Bay Street, Suite 3700, Toronto, Ontario, M5J 2S1 or to investor@barrick.com.

Barrick expands global footprint in hunt for high-quality assets

Barrick is continuing to invest in its future through the development of capital projects that will expand and enhance an operating platform which already holds some of the industry’s best assets, says president and chief executive Mark Bristow.

Writing in the Company’s 2021 Annual Report Bristow says that, while building on this value foundation, Barrick was also expanding its presence into new prospective areas in its hunt for high-quality assets.

“A specialist Asia-Pacific team, set up to look at opportunities in that region, has acquired exploration permits in Japan and are hunting for additional opportunities in that region. We are also investigating projects across the Nubian and Arabian Shields in North Africa and the Middle East. We have put a particularly strong focus on exploration in Latin America, where our teams are testing a portfolio of targets on the El Indio belt along the border between Argentina and Chile. We have also added ground in Peru and started fieldwork on new projects in Guyana and Suriname.”

“We are working on a well-defined strategy to grow our business in Canada where I believe we are under-invested. A significant exploration portfolio has been secured in the country’s Uchi Belt and the team is also looking at other opportunities in the country.”

Bristow says Barrick has mapped out and is advancing on a clear road to achievable GHG emissions reduction targets and its long-standing commitment to ESG principles informs all its business decisions.

“The Social component of ESG tends to be overshadowed by its Environmental counterpart, but for Barrick it is the socio-economic state of our less-developed host countries that is critically important, and much of our sustainability strategy is directed at ensuring that our host communities are not negatively impacted by the world’s transition to a green economy.”

“Our drive to employ the next generation of mining talent remained steady, with 56% of our workforce now under the age of 40 and 19%[19] under 30. Throughout the period we also continued to increase our gender diversity, and last year 17% of new hires globally were women. Barrick believes in empowering our people to thrive in a decentralized structure with lean regional teams designed for agility and focused on creating value for all our stakeholders,” says Bristow.

Barrick set to deliver substantial future free cash flows

Barrick is built on a foundation of six Tier One gold mines with rolling 10-year plans which secure the Company’s ability to generate substantial free cash flows[1] for the next decade and beyond, says executive chairman John Thornton.

Writing in the Company’s 2021 Annual Report, Thornton notes that in September 2018, when the Randgold merger was announced, Barrick had net debt in excess of $4 billion. Since then, it has not only moved into a net cash position but has returned $2.5 billion of cash to shareholders, including last year’s record distribution of $1.4 billion.

“As previously announced, after careful consideration of our capital allocation, the board has settled on a new dividend policy comprising a base dividend with an additional performance dividend linked to the net cash on the balance sheet, starting in 2022. We believe this will give our shareholders guidance on future dividend streams14,” he says.

“The board has also approved a $1 billion share buyback plan which will afford us the opportunity to acquire our shares when they are trading below what we consider to be their intrinsic value.”[20]

S&P UPGRADES BARRICK TO BBB+ WITH STABLE OUTLOOK

S&P Global Ratings has upgraded Barrick’s long-term corporate credit rating to BBB+ from BBB, with a stable outlook. This follows a similar upgrade to Baa1 by Moody’s Investors Service in October 2020.

BARRICK FIRST QUARTER 2022	11	PRESS RELEASE

Appendix 1

2022 Operating and Capital Expenditure Guidance

GOLD PRODUCTION AND COSTS

	2022 forecast attributable production (000s oz)	2022 forecast cost of sales[8] ($/oz)	2022 forecast total cash costs[9] ($/oz)	2022 forecast all-in sustaining costs[9] ($/oz)

Carlin (61.5%)[21]	950 - 1,030	900 - 980	730 - 790	1,020 - 1,100

Cortez (61.5%)[22]	480 - 530	970 - 1,050	650 - 710	1,010 - 1,090

Turquoise Ridge (61.5%)	330 - 370	1,110 - 1,190	770 - 830	930 - 1,010

Phoenix (61.5%)	90 - 120	2,000 - 2,080	720 - 780	890 - 970

Long Canyon (61.5%)	40 - 50	1,420 - 1,500	540 - 600	540 - 620

Nevada Gold Mines (61.5%)	1,900 - 2,100	1,020 - 1,100	710 - 770	990 - 1,070

Hemlo	160 - 180	1,340 - 1,420	1,140 - 1,200	1,510 - 1,590

North America	2,100 - 2,300	1,050 - 1,130	740 - 800	1,040 - 1,120

Pueblo Viejo (60%)	400 - 440	1,070 - 1,150	670 - 730	910 - 990

Veladero (50%)	220 - 240	1,210 - 1,290	740 - 800	1,270 - 1,350

Porgera (47.5%)[23]	—	—	—	—

Latin America & Asia Pacific	620 - 680	1,140 - 1,220	700 - 760	1,040 - 1,120

Loulo-Gounkoto (80%)	510 - 560	1,070 - 1,150	680 - 740	940 - 1,020

Kibali (45%)	340 - 380	990 - 1,070	600 - 660	800 - 880

North Mara (84%)	230 - 260	820 - 900	670 - 730	930 - 1,010

Tongon (89.7%)	170 - 200	1,700 - 1,780	1,220 - 1,280	1,400 - 1,480

Bulyanhulu (84%)	180 - 210	950 - 1,030	630 - 690	850 - 930

Africa & Middle East	1,450 - 1,600	1,070 - 1,150	720 - 780	950 - 1,030

Total Attributable to Barrick[24,25,26]	4,200 - 4,600	1,070 - 1,150	730 - 790	1,040 - 1,120

COPPER PRODUCTION AND COSTS

	2022 forecast attributable production (Mlbs)	2022 forecast cost of sales[8] ($/lb)	2022 forecast C1 cash costs[10] ($/lb)	2022 forecast all-in sustaining costs[10] ($/lb)

Lumwana	250 - 280	2.20 - 2.50	1.60 - 1.80	3.10 - 3.40

Zaldívar (50%)	100 - 120	2.70 - 3.00	2.00 - 2.20	2.50 - 2.80

Jabal Sayid (50%)	70 - 80	1.40 - 1.70	1.30 - 1.50	1.30 - 1.60

Total Attributable to Barrick[25]	420 - 470	2.20 - 2.50	1.70 - 1.90	2.70 - 3.00

ATTRIBUTABLE CAPITAL EXPENDITURES

($ millions)

Attributable minesite sustaining[6]	1,350 - 1,550

Attributable project[6]	550 - 650

Total attributable capital expenditures[7]	1,900 - 2,200

2022 OUTLOOK ASSUMPTIONS AND ECONOMIC SENSITIVITY ANALYSIS

	2022 Guidance Assumption	Hypothetical Change	Impact on EBITDA[27] (millions)	Impact on TCC and AISC[9,10]

Gold price sensitivity	$1,700/oz	+/- $100/oz	+/- $580	+/- $5/oz

Copper price sensitivity	$4.00/lb	+/- $0.25/lb	+/- $60	+/- $0.01/lb

BARRICK FIRST QUARTER 2022	12	PRESS RELEASE

Appendix 2

Production and Cost Summary - Gold

	For the three months ended

	3/31/22	12/31/21	% Change	3/31/21	% Change

Nevada Gold Mines LLC (61.5%)[a]

Gold produced (000s oz attributable basis)	459	604	(24)%	485	(5)%

Gold produced (000s oz 100% basis)	747	981	(24)%	789	(5)%

Cost of sales ($/oz)	1,169	1,023	14%	1,047	12%

Total cash costs ($/oz)[b]	820	687	19%	686	20%

All-in sustaining costs ($/oz)[b]	1,118	893	25%	932	20%

Carlin (61.5%)[c]

Gold produced (000s oz attributable basis)	229	295	(22)%	229	0%

Gold produced (000s oz 100% basis)	373	479	(22)%	373	0%

Cost of sales ($/oz)	1,015	899	13%	950	7%

Total cash costs ($/oz)[b]	829	728	14%	766	8%

All-in sustaining costs ($/oz)[b]	1,139	950	20%	1,045	9%

Cortez (61.5%)[d]

Gold produced (000s oz attributable basis)	115	169	(32)%	100	15%

Gold produced (000s oz 100% basis)	187	275	(32)%	163	15%

Cost of sales ($/oz)	1,113	984	13%	1,251	(11)%

Total cash costs ($/oz)[b]	784	657	19%	860	(9)%

All-in sustaining costs ($/oz)[b]	1,150	853	35%	1,203	(4)%

Turquoise Ridge (61.5%)

Gold produced (000s oz attributable basis)	67	82	(18)%	92	(27)%

Gold produced (000s oz 100% basis)	109	133	(18)%	149	(27)%

Cost of sales ($/oz)	1,436	1,194	20%	1,007	43%

Total cash costs ($/oz)[b]	1,030	819	26%	647	59%

All-in sustaining costs ($/oz)[b]	1,281	996	29%	741	73%

Phoenix (61.5%)[c]

Gold produced (000s oz attributable basis)	23	25	(8)%	25	(8)%

Gold produced (000s oz 100% basis)	37	41	(8)%	41	(8)%

Cost of sales ($/oz)	2,253	2,047	10%	2,051	10%

Total cash costs ($/oz)[b]	835	443	88%	346	141%

All-in sustaining costs ($/oz)[b]	1,027	614	67%	530	94%

Long Canyon (61.5%)

Gold produced (000s oz attributable basis)	25	33	(24)%	39	(36)%

Gold produced (000s oz 100% basis)	41	53	(24)%	63	(36)%

Cost of sales ($/oz)	1,093	999	9%	511	114%

Total cash costs ($/oz)[b]	342	325	5%	79	333%

All-in sustaining costs ($/oz)[b]	366	384	(5)%	156	135%

Pueblo Viejo (60%)

Gold produced (000s oz attributable basis)	104	107	(3)%	137	(24)%

Gold produced (000s oz 100% basis)	174	178	(3)%	229	(24)%

Cost of sales ($/oz)	1,077	987	9%	816	32%

Total cash costs ($/oz)[b]	682	612	11%	507	35%

All-in sustaining costs ($/oz)[b]	948	858	10%	689	38%

BARRICK FIRST QUARTER 2022	13	PRESS RELEASE

Production and Cost Summary - Gold (continued)

	For the three months ended

	3/31/22	12/31/21	% Change	3/31/21	% Change

Loulo-Gounkoto (80%)

Gold produced (000s oz attributable basis)	138	126	10%	154	(10)%

Gold produced (000s oz 100% basis)	172	158	10%	193	(10)%

Cost of sales ($/oz)	1,088	1,139	(4)%	974	12%

Total cash costs ($/oz)[b]	721	685	5%	608	19%

All-in sustaining costs ($/oz)[b]	982	822	19%	920	7%

Kibali (45%)

Gold produced (000s oz attributable basis)	76	94	(19)%	86	(12)%

Gold produced (000s oz 100% basis)	168	209	(19)%	192	(12)%

Cost of sales ($/oz)	1,137	979	16%	1,065	7%

Total cash costs ($/oz)[b]	744	582	28%	691	8%

All-in sustaining costs ($/oz)[b]	996	776	28%	856	16%

Veladero (50%)

Gold produced (000s oz attributable basis)	46	61	(25)%	32	44%

Gold produced (000s oz 100% basis)	92	122	(25)%	64	44%

Cost of sales ($/oz)	1,348	1,279	5%	1,151	17%

Total cash costs ($/oz)[b]	847	834	2%	736	15%

All-in sustaining costs ($/oz)[b]	1,588	1,113	43%	2,104	(25)%

Porgera (47.5%)[e]

Gold produced (000s oz attributable basis)	—	—	— %	—	— %

Gold produced (000s oz 100% basis)	—	—	— %	—	— %

Cost of sales ($/oz)	—	—	— %	—	— %

Total cash costs ($/oz)[b]	—	—	— %	—	— %

All-in sustaining costs ($/oz)[b]	—	—	— %	—	— %

Tongon (89.7%)

Gold produced (000s oz attributable basis)	35	50	(30)%	48	(27)%

Gold produced (000s oz 100% basis)	39	56	(30)%	54	(27)%

Cost of sales ($/oz)	2,036	1,494	36%	1,510	35%

Total cash costs ($/oz)[b]	1,667	1,205	38%	995	68%

All-in sustaining costs ($/oz)[b]	1,803	1,301	39%	1,062	70%

Hemlo

Gold produced (000s oz)	31	35	(11)%	47	(34)%

Cost of sales ($/oz)	1,727	1,770	(2)%	1,610	7%

Total cash costs ($/oz)[b]	1,503	1,481	1%	1,324	14%

All-in sustaining costs ($/oz)[b]	1,982	1,938	2%	1,840	8%

North Mara (84%)

Gold produced (000s oz attributable basis)	56	69	(19)%	62	(10)%

Gold produced (000s oz 100% basis)	66	82	(19)%	74	(10)%

Cost of sales ($/oz)	852	858	(1)%	1,061	(20)%

Total cash costs ($/oz)[b]	709	679	4%	832	(15)%

All-in sustaining costs ($/oz)[b]	874	1,033	(15)%	1,038	(16)%

BARRICK FIRST QUARTER 2022	14	PRESS RELEASE

Production and Cost Summary - Gold (continued)

	For the three months ended

	3/31/22	12/31/21	% Change	3/31/21	% Change

Buzwagi (84%)[f]

Gold produced (000s oz attributable basis)				17

Gold produced (000s oz 100% basis)				20

Cost of sales ($/oz)				1,486

Total cash costs ($/oz)[b]				1,450

All-in sustaining costs ($/oz)[b]				1,467

Bulyanhulu (84%)

Gold produced (000s oz attributable basis)	45	57	(21)%	33	36%

Gold produced (000s oz 100% basis)	53	68	(21)%	39	36%

Cost of sales ($/oz)	1,216	956	27%	1,211	0%

Total cash costs ($/oz)[b]	847	567	49%	865	(2)%

All-in sustaining costs ($/oz)[b]	984	897	10%	957	3%

Total Attributable to Barrick[g]

Gold produced (000s oz)	990	1,203	(18)%	1,101	(10)%

Cost of sales ($/oz)[h]	1,190	1,075	11%	1,073	11%

Total cash costs ($/oz)[b]	832	715	16%	716	16%

All-in sustaining costs ($/oz)[b]	1,164	971	20%	1,018	14%

a.

These results represent our 61.5% interest in Carlin (including NGM’s 60% interest in South Arturo up until May 30, 2021 and 100% interest thereafter, reflecting the terms of the Exchange Agreement with i-80 Gold to acquire the 40% interest in South Arturo that NGM did not already own in exchange for the Lone Tree and Buffalo Mountain properties and infrastructure, which closed on October 14, 2021), Cortez, Turquoise Ridge, Phoenix and Long Canyon.

b.	Further information on these non-GAAP financial performance measures, including detailed reconciliations, is included in the endnotes to this press release.

c.

On September 7, 2021, NGM announced it had entered into an Exchange Agreement with i-80 Gold to acquire the 40% interest in South Arturo that NGM did not already own in exchange for the Lone Tree and Buffalo Mountain properties and infrastructure. Operating results within our 61.5% interest in Carlin includes NGM’s 60% interest in South Arturo up until May 30, 2021, and 100% interest thereafter, and operating results within our 61.5% interest in Phoenix includes Lone Tree up until May 31, 2021, reflecting the terms of the Exchange Agreement which closed on October 14, 2021.

d.	Includes Goldrush.

e.	As Porgera was placed on care and maintenance on April 25, 2020, no operating data or per ounce data is provided.

f.	With the end of mining at Buzwagi in the third quarter of 2021, as previously disclosed, we have ceased to include production or non-GAAP cost metrics for Buzwagi from October 1, 2021 onwards.

g.

Excludes Pierina, Golden Sunlight, Lagunas Norte up until its divestiture in June 2021, and Buzwagi starting in the fourth quarter of 2021. Some of these assets are producing incidental ounces while in closure or care and maintenance.

h.

Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).

BARRICK FIRST QUARTER 2022	15	PRESS RELEASE

Production and Cost Summary - Copper

				For the three months ended

	3/31/22	12/31/21	% Change	3/31/21	% Change

Lumwana

Copper production (Mlbs)	57	78	(27)%	51	12%

Cost of sales ($/lb)	2.20	2.16	2%	1.97	12%

C1 cash costs ($/lb)[a]	1.86	1.54	21%	1.48	26%

All-in sustaining costs ($/lb)[a]	3.16	3.29	(4)%	2.37	33%

Zaldívar (50%)

Copper production (Mlbs attributable basis)	25	27	(7)%	24	4%

Copper production (Mlbs 100% basis)	51	54	(7)%	48	4%

Cost of sales ($/lb)	2.85	3.14	(9)%	3.03	(6)%

C1 cash costs ($/lb)[a]	2.15	2.35	(9)%	2.25	(4)%

All-in sustaining costs ($/lb)[a]	2.64	3.42	(23)%	2.47	7%

Jabal Sayid (50%)

Copper production (Mlbs attributable basis)	19	21	(10)%	18	6%

Copper production (Mlbs 100% basis)	38	42	(10)%	36	6%

Cost of sales ($/lb)	1.30	1.36	(4)%	1.21	7%

C1 cash costs ($/lb)[a]	1.10	1.11	(1)%	1.06	4%

All-in sustaining costs ($/lb)[a]	1.17	1.27	(8)%	1.22	(4)%

Total Attributable to Barrick

Copper production (Mlbs attributable basis)	101	126	(20)%	93	9%

Cost of sales ($/lb)[b]	2.21	2.21	0%	2.11	5%

C1 cash costs ($/lb)[a]	1.81	1.63	11%	1.60	13%

All-in sustaining costs ($/lb)[a]	2.85	2.92	(2)%	2.26	26%

a.	Further information on these non-GAAP financial performance measures, including detailed reconciliations, is included in the endnotes to this press release.

b.	Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

BARRICK FIRST QUARTER 2022	16	PRESS RELEASE

Technical Information

The scientific and technical information contained in this press release has been reviewed and approved by Craig Fiddes, SME-RM, Manager – Resource Modeling, Nevada Gold Mines; Chad Yuhasz, P.Geo, Mineral Resource Manager, Latin America & Asia Pacific; Simon Bottoms, CGeol, MGeol, FGS, FAusIMM, Mineral Resources Manager: Africa & Middle East; Rodney Quick, MSc, Pr. Sci.Nat, Mineral Resource Management and Evaluation Executive; John Steele, CIM, Metallurgy, Engineering and Capital Projects Executive; and Rob Krcmarov, FAusIMM, Technical Advisor to Barrick — each a “Qualified Person” as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

All mineral reserve and mineral resource estimates are estimated in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. Unless otherwise noted, such mineral reserve and mineral resource estimates are as of December 31, 2021.

Endnotes

Endnote 1

“Free cash flow” is a non-GAAP financial performance measure that deducts capital expenditures from net cash provided by operating activities. Management believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash. Free cash flow is intended to provide additional information only and does not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently. Further details on this non-GAAP financial performance measure are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow

($ millions)		For the three months ended

	3/31/22	12/31/21	3/31/21

Net cash provided by operating activities	1,004	1,387	1,302

Capital expenditures	(611)	(669)	(539)

Free cash flow	393	718	763

Endnote 2

Calculated as cash and equivalents ($5,887 million) less debt ($5,144 million).

Endnote 3

“Adjusted net earnings” and “adjusted net earnings per share” are non-GAAP financial performance measures. Adjusted net earnings excludes the following from net earnings: certain impairment charges (reversals) related to intangibles, goodwill, property, plant and equipment, and investments; gains (losses) and other one time costs relating to acquisitions or dispositions; foreign currency translation gains (losses); significant tax adjustments not related to current period earnings; and the tax effect and non-controlling interest of these items. Management uses this measure internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that adjusted net earnings is a useful measure of our performance because these adjusting items do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Adjusted net earnings and adjusted net earnings per share are intended to provide additional information only and do not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these measures differently. Further details on these non-GAAP financial performance measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

BARRICK FIRST QUARTER 2022	17	PRESS RELEASE

Reconciliation of Net Earnings to Net Earnings per Share, Adjusted Net Earnings and Adjusted Net Earnings per Share

($ millions, except per share amounts in dollars)		For the three months ended

	3/31/22	12/31/21	3/31/21
Net earnings attributable to equity holders of the Company	438	726	538

Impairment charges (reversals) related to intangibles, goodwill, property, plant and equipment, and investments[a]	2	14	(89)

Acquisition/disposition (gains) losses[b]	(2)	(198)	(3)

Loss on currency translation	3	13	4

Significant tax adjustments[c]	17	(29)	47

Other expense adjustments[d]	13	36	11

Tax effect and non-controlling interest[e]	(8)	64	(1)

Adjusted net earnings	463	626	507

Net earnings per share[f]	0.25	0.41	0.30

Adjusted net earnings per share[f]	0.26	0.35	0.29

a.

For the three month period ended March 31, 2022, we recorded no significant impairment charges or reversals. Net impairment reversals for the three months ended March 31, 2021 mainly relate to non-current asset reversals at Lagunas Norte.

b.

There were no significant acquisition/disposition gains or losses for the three months ended March 31, 2022. Acquisition/disposition gains for the three month period ended December 31, 2021 primarily relate to the gain on the divestiture of Lone Tree.

c.

For the three month period ended December 31, 2021, significant tax adjustments mainly relate to the impacts of the South Arturo asset exchange, foreign currency translation gains and losses on tax balances, and the recognition/derecognition of our deferred taxes in various jurisdictions. For the three months ended March 31, 2021, significant tax adjustments primarily relate to the remeasurement of deferred tax balances for changes in foreign currency rates and the recognition/derecognition of our deferred taxes in various jurisdictions.

d.

Other expense adjustments for all periods mainly relate to care and maintenance expenses at Porgera. The three month period ended December 31, 2021 was further impacted by a $25 million litigation settlement.

e.

Tax effect and non-controlling interest for the three month period ended March 31, 2022 primarily relates to other expense adjustments, while tax effect and non- controlling interest for the three month period ended December 31, 2021 mainly relates to acquisition/disposition gains.

f.	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.

Endnote 4

“Realized price” is a non-GAAP financial performance measure which excludes from sales: unrealized gains and losses on non-hedge derivative contracts; unrealized mark-to-market gains and losses on provisional pricing from copper and gold sales contracts; sales attributable to ore purchase arrangements; treatment and refining charges; and cumulative catch-up adjustments to revenue relating to our streaming arrangements. This measure is intended to enable Management to better understand the price realized in each reporting period for gold and copper sales because unrealized mark-to-market values of non-hedge gold and copper derivatives are subject to change each period due to changes in market factors such as market and forward gold and copper prices, so that prices ultimately realized may differ from those recorded. The exclusion of such unrealized mark-to-market gains and losses from the presentation of this performance measure enables investors to understand performance based on the realized proceeds of selling gold and copper production. The realized price measure is intended to provide additional information and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently. Further details on these non-GAAP financial performance measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Reconciliation of Sales to Realized Price per ounce/pound

($ millions, except per ounce/pound information in dollars)	Gold			Copper
				For the three months ended

	3/31/22	12/31/21	3/31/21	3/31/22	12/31/21	3/31/21

Sales	2,511	2,977	2,641	287	263	256

Sales applicable to non-controlling interests	(787)	(931)	(814)	0	0	0

Sales applicable to equity method investments[a,b]	136	172	154	188	222	170

Sales applicable to sites in closure or care and maintenance[c]	0	(8)	(41)	0	0	0

Treatment and refinement charges	3	1	0	51	39	41

Other[d]	0	2	0	0	0	0

Revenues – as adjusted	1,863	2,213	1,940	526	524	467

Ounces/pounds sold (000s ounces/millions pounds)[c]	993	1,234	1,093	113	113	113

Realized gold/copper price per ounce/pound[e]	1,876	1,793	1,777	4.68	4.63	4.12

a.

Represents sales of $137 million for the three month period ended March 31, 2022 (December 31, 2021: $172 million and March 31, 2021: $154 million) applicable to our 45% equity method investment in Kibali for gold. Represents sales of $118 million for the three months ended March 31, 2022 (December 31, 2021: $119 million and March 31, 2021: $109 million) applicable to our 50% equity method investment in Zaldívar and $75 million (December 31, 2021: $111 million and March 31, 2021: $65 million) applicable to our 50% equity method investment in Jabal Sayid for copper.

b.	Sales applicable to equity method investments are net of treatment and refinement charges.
c.

Excludes Pierina, Golden Sunlight, Lagunas Norte up until its divestiture in June 2021, and Buzwagi starting in the fourth quarter of 2021. Some of these assets are producing incidental ounces while in closure or care and maintenance.

d.	Represents a cumulative catch-up adjustment to revenue relating to our streaming arrangements. Refer to note 2e of the 2021 Annual Financial Statements for more information.
e.	Realized price per ounce/pound may not calculate based on amounts presented in this table due to rounding.

BARRICK FIRST QUARTER 2022	18	PRESS RELEASE

Endnote 5

Capital expenditures are classified into minesite sustaining capital expenditures or project capital expenditures depending on the nature of the expenditure. Minesite sustaining capital expenditures is the capital spending required to support current production levels. Project capital expenditures represent the capital spending at new projects and major, discrete projects at existing operations intended to increase net present value through higher production or longer mine life. Management believes this to be a useful indicator of the purpose of capital expenditures and this distinction is an input into the calculation of all-in sustaining costs per ounce and all-in costs per ounce. Classifying capital expenditures is intended to provide additional information only and does not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these measures differently. The following table reconciles these non-GAAP financial performance measures to the most directly comparable IFRS measure.

Reconciliation of the Classification of Capital Expenditures

		For the three months ended

($ millions)	3/31/22	12/31/21	3/31/2021

Minesite sustaining capital expenditures	420	431	405

Project capital expenditures	186	234	131

Capitalized interest	5	4	3

Total consolidated capital expenditures	611	669	539

Endnote 6

Attributable capital expenditures are presented on the same basis as guidance, which includes our 61.5% share of Nevada Gold Mines, our 60% share of Pueblo Viejo, our 80% share of Loulo-Gounkoto, our 89.7% share of Tongon, our 84% share of North Mara and Bulyanhulu and our 50% share of Zaldívar and Jabal Sayid.

Endnote 7

On an attributable basis.

Endnote 8

Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share). Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

Endnote 9

“Total cash costs” per ounce, “All-in sustaining costs” per ounce and “All-in costs” per ounce are non-GAAP financial performance measures. “Total cash costs” per ounce starts with cost of sales related to gold production and removes depreciation, the non-controlling interest of cost of sales, and includes by-product credits. “All-in sustaining costs” per ounce start with “Total cash costs” per ounce and includes minesite sustaining capital expenditures, sustaining leases, general and administrative costs, minesite exploration and evaluation costs, and reclamation cost accretion and amortization. These additional costs reflect the expenditures made to maintain current production levels. “All in costs” per ounce starts with “All-in sustaining costs” per ounce and adds additional costs that reflect the varying costs of producing gold over the life-cycle of a mine, including: project capital expenditures and other non-sustaining costs. Barrick believes that the use of “Total cash costs” per ounce, “All-in sustaining costs” per ounce and “All-in costs” per ounce will assist investors, analysts and other stakeholders of Barrick in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing our operating performance and also our ability to generate free cash flow from current operations and to generate free cash flow on an overall company basis. “Total cash costs” per ounce, “All-in sustaining costs” per ounce and “All-in costs” per ounce are intended to provide additional information only and do not have standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Although a standardized definition of all-in sustaining costs was published by the World Gold Council (a market development organization for the gold industry comprised of and funded by gold mining companies from around the world, including Barrick), it is not a regulatory organization, and other companies may calculate this measure differently. Further details on these non-GAAP financial performance measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

BARRICK FIRST QUARTER 2022	19	PRESS RELEASE

Reconciliation of Gold Cost of Sales to Total cash costs, All-in sustaining costs and All-in costs, including on a per ounce basis

($ millions, except per ounce information in dollars)		For the three months ended

	Footnote	3/31/22	12/31/21	3/31/21

Cost of sales applicable to gold production		1,582	1,771	1,571

Depreciation		(419)	(512)	(454)

Cash cost of sales applicable to equity method investments		51	52	59

By-product credits		(55)	(70)	(59)

Realized (gains) losses on hedge and non-hedge derivatives		0	0	0

Non-recurring items	a	0	0	0

Other	b	(1)	(7)	(33)

Non-controlling interests	c	(331)	(351)	(302)

Total cash costs		827	883	782

General & administrative costs		54	39	38

Minesite exploration and evaluation costs	d	10	12	16

Minesite sustaining capital expenditures	e	420	431	405

Sustaining leases		9	13	13

Rehabilitation - accretion and amortization (operating sites)	f	11	12	11

Non-controlling interest, copper operations and other	g	(176)	(191)	(154)

All-in sustaining costs		1,155	1,199	1,111

Global exploration and evaluation and project expense	d	57	70	45

Community relations costs not related to current operations		0	0	0

Project capital expenditures	e	186	234	131

Non-sustaining leases		0	0	0

Rehabilitation - accretion and amortization (non-operating sites)	f	3	2	3

Non-controlling interest and copper operations and other	g	(58)	(71)	(42)

All-in costs		1,343	1,434	1,248

Ounces sold - equity basis (000s ounces)	h	993	1,234	1,093

Cost of sales per ounce	i,j	1,190	1,075	1,073

Total cash costs per ounce	j	832	715	716

Total cash costs per ounce (on a co-product basis)	j,k	869	753	746

All-in sustaining costs per ounce	j	1,164	971	1,018

All-in sustaining costs per ounce (on a co-product basis)	j,k	1,201	1,009	1,048

All-in costs per ounce	j	1,353	1,162	1,144

All-in costs per ounce (on a co-product basis)	j,k	1,390	1,200	1,174

a. Non-recurring items
These costs are not indicative of our cost of production and have been excluded from the calculation of total cash costs.
b. Other

Other adjustments for the three month period ended March 31, 2022 include the removal of total cash costs and by-product credits associated with Pierina, Golden Sunlight, Lagunas Norte up until its divestiture in June 2021, and Buzwagi starting the fourth quarter of 2021, which all are producing incidental ounces, of $3 million (December 31, 2021: $7 million; March 31, 2021: $24 million).

c. Non-controlling interests

Non-controlling interests include non-controlling interests related to gold production of $476 million for the three month period ended March 31, 2022 (December 31, 2021: $527 million and March 31, 2021: $462 million). Non-controlling interests include Nevada Gold Mines, Pueblo Viejo, Loulo-Gounkoto, Tongon, North Mara, Bulyanhulu, and Buzwagi up until the third quarter of 2021. Refer to Note 5 to the Financial Statements for further information.

d. Exploration and evaluation costs

Exploration, evaluation and project expenses are presented as minesite sustaining if it supports current mine operations and project if it relates to future projects. Refer to page 70 of the Q1 2022 MD&A.

BARRICK FIRST QUARTER 2022	20	PRESS RELEASE

e.	Capital expenditures

Capital expenditures are related to our gold sites only and are split between minesite sustaining and project capital expenditures. Project capital expenditures are capital spending at new projects and major, distinct projects at existing operations intended to increase net present value through higher production or longer mine life. Significant projects in the current year are the expansion project at Pueblo Viejo, construction of the Third Shaft at Turquoise Ridge, and the Veladero Phase 7 expansion. Refer to page 69 of the Q1 2022 MD&A.

f.	Rehabilitation—accretion and amortization

Includes depreciation on the assets related to rehabilitation provisions of our gold operations and accretion on the rehabilitation provision of our gold operations, split between operating and non-operating sites.

g.	Non-controlling interest and copper operations

Removes general & administrative costs related to non-controlling interests and copper based on a percentage allocation of revenue. Also removes exploration, evaluation and project expenses, rehabilitation costs and capital expenditures incurred by our copper sites and the non-controlling interest of Nevada Gold Mines (including South Arturo), Pueblo Viejo, Loulo-Gounkoto, Tongon, North Mara, Bulyanhulu, and Buzwagi (up until the third quarter of 2021) operating segments. It also includes capital expenditures applicable to our equity method investment in Kibali. Figures remove the impact of Pierina, Golden Sunlight, Lagunas Norte up until its divestiture in June 2021, and Buzwagi starting the fourth quarter of 2021. The impact is summarized as the following:

($ millions)		For the three months ended

Non-controlling interest, copper operations and other	3/31/22	12/31/21	3/31/21

General & administrative costs	(13)	(4)	(6)

Minesite exploration and evaluation expenses	(3)	(2)	(7)

Rehabilitation - accretion and amortization (operating sites)	(3)	(3)	(3)

Minesite sustaining capital expenditures	(157)	(182)	(138)

All-in sustaining costs total	(176)	(191)	(154)

Global exploration and evaluation and project expense	(4)	(6)	(1)

Project capital expenditures	(54)	(65)	(41)

All-in costs total	(58)	(71)	(42)

h.	Ounces sold - equity basis

Figures remove the impact of: Pierina, Golden Sunlight, Lagunas Norte up until its divestiture in June 2021, and Buzwagi starting the fourth quarter of 2021. Some of these assets are producing incidental ounces while in closure or care and maintenance.

i.	Cost of sales per ounce

Figures remove the cost of sales impact of: Pierina of $3 million for the three month period ended March 31, 2022 (December 31, 2021: $7 million and March 31, 2021: $5 million); Golden Sunlight of $nil for the three month period ended March 31, 2022 (December 31, 2021: $nil and March 31, 2021: $nil); up until its divestiture in June 2021, Lagunas Norte of $nil for the three month period ended March 31, 2022 (December 31, 2021: $nil and March 31, 2021: $23 million); and starting the fourth quarter of 2021, Buzwagi of $nil for the three month period ended March 31, 2022 (December 31, 2021: $nil and March 31, 2021: $nil), which are producing incidental ounces. Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).

j.	Per ounce figures

Cost of sales per ounce, total cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce may not calculate based on amounts presented in this table due to rounding.

k.	Co-product costs per ounce

Total cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce presented on a co-product basis removes the impact of by-product credits of our gold production (net of non-controlling interest) calculated as:

($ millions)		For the three months ended

	3/31/22	12/31/21	3/31/21

By-product credits	55	70	59

Non-controlling interest	(19)	(25)	(26)

By-product credits (net of non-controlling interest)	36	45	33

Endnote 10

“C1 cash costs” per pound and “All-in sustaining costs” per pound are non-GAAP financial performance measures. “C1 cash costs” per pound is based on cost of sales but excludes the impact of depreciation and royalties and production taxes and includes treatment and refinement charges. “All-in sustaining costs” per pound begins with “C1 cash costs” per pound and adds further costs which reflect the additional costs of operating a mine, primarily sustaining capital expenditures, sustaining leases, general and administrative costs, minesite exploration and evaluation costs, royalties and production taxes, reclamation cost accretion and amortization and write-downs taken on inventory to net realizable value. Management believes that the use of “C1 cash costs” per pound and “all-in sustaining costs” per pound will enable investors to better understand the operating performance of our copper mines as this measure reflects all of the sustaining expenditures incurred in order to produce copper. “C1 cash costs” per pound and “All-in sustaining costs” per pound are intended to provide additional information only and do not have standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these measures differently. Further details on these non-GAAP financial performance measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

BARRICK FIRST QUARTER 2022	21	PRESS RELEASE

Reconciliation of Copper Cost of Sales to C1 cash costs and All-in sustaining costs, including on a per pound basis

($ millions, except per pound information in dollars)		For the three months ended

	3/31/22	12/31/21	3/31/21

Cost of sales	154	134	136

Depreciation/amortization	(38)	(43)	(48)

Treatment and refinement charges	51	39	41

Cash cost of sales applicable to equity method investments	72	88	79

Less: royalties and production taxes[a]	(32)	(28)	(23)

By-product credits	(3)	(6)	(4)

Other	0	0	0
C1 cash costs	204	184	181

General & administrative costs	12	5	4

Rehabilitation - accretion and amortization	1	2	1

Royalties and production taxes[a]	32	28	23

Minesite exploration and evaluation costs	3	5	2

Minesite sustaining capital expenditures	67	104	42

Sustaining leases	1	3	2
All-in sustaining costs	320	331	255
Pounds sold - consolidated basis (millions pounds)	113	113	113
Cost of sales per pound[b,c]	2.21	2.21	2.11
C1 cash cost per pound[b]	1.81	1.63	1.60
All-in sustaining costs per pound[b]	2.85	2.92	2.26

a.	For the three month period ended March 31, 2022, royalties and production taxes include royalties of $32 million (December 31, 2021: $28 million and March 31, 2021: $23 million).
b.	Cost of sales per pound, C1 cash costs per pound and all-in sustaining costs per pound may not calculate based on amounts presented in this table due to rounding.
c.	Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

Endnote 11

A Tier One Gold Asset is an asset with a reserve potential to deliver a minimum 10-year life, annual production of at least 500,000 ounces of gold and total cash costs per ounce over the mine life that are in the lower half of the industry cost curve. A Tier One Copper Asset is an asset with a reserve potential of greater than five million tonnes of contained copper and C1 cash costs per pound over the mine life that are in the lower half of the industry cost curve.

Endnote 12

Lost time injury frequency rate (“LTIFR”) is a ratio calculated as follows: number of lost time injuries x 1,000,000 hours divided by the total number of hours worked.

Endnote 13

On a 100% basis. See the Technical Report on the Pueblo Viejo mine, Sanchez Ramirez Province, Dominican Republic, dated March 19, 2018, and filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov on March 23, 2018.

Endnote 14

The declaration and payment of dividends is at the discretion of the Board of Directors, and will depend on the Company’s financial results, cash requirements, future prospects, the number of outstanding common shares, and other factors deemed relevant by the Board.

Endnote 15

Historical estimate as of December 31, 2010 on a 100% basis. Probable reserves of 74 million tonnes grading 4.21g/t, representing 10 million ounces of gold. Historical reserves were estimated by Randgold Resources in accordance with the Australian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the “JORC Code”). The JORC Code reporting standards are functionally equivalent to National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

Endnote 16

Estimated in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects as required by Canadian securities regulatory authorities. Estimates are as of December 31, 2021 on a 100% basis. Proven reserves of 32 million tonnes grading 3.76g/t, representing 3.9 million ounces of gold; probable reserves of 51 million tonnes grading 3.50g/t, representing 5.8 million ounces of gold. Complete mineral reserve and mineral resource data for all of Barrick’s mines and projects, including tonnes, grades, and ounces, can be found on pages 34-47 of Barrick’s 2021 Annual Information Form / Form 40-F on file with the

BARRICK FIRST QUARTER 2022	22	PRESS RELEASE

Canadian provincial securities regulators on SEDAR at www.sedar.com and the Securities and Exchange Commission on EDGAR at www.sec.gov.

Endnote 17

Total reportable incident frequency rate (“TRIFR”) is a ratio calculated as follows: number of reportable injuries x 1,000,000 hours divided by the total number of hours worked. Reportable injuries include fatalities, lost time injuries, restricted duty injuries, and medically treated injuries.

Endnote 18

Future economic contribution over extended mine life assuming a gold price of $1,599 per ounce and a silver price of $20.96 per ounce.

Endnote 19

As of December 31, 2021.

Endnote 20

The actual number of common shares that may be purchased, if any, and the timing of any such purchases, will be determined by Barrick based on a number of factors, including the company’s financial performance, the availability of cash flows, and the consideration of other uses of cash, including capital investment opportunities, returns to shareholders, and debt reduction.

Endnote 21

Included within our 61.5% interest in Carlin is Nevada Gold Mines’ 100% interest in South Arturo.

Endnote 22

Includes Goldrush.

Endnote 23

Porgera was placed on temporary care and maintenance in April 2020 and remains excluded from our 2022 guidance. We expect to update our guidance to include Porgera following both the execution of definitive agreements to implement the Commencement Agreement and the finalization of a timeline for the resumption of full mine operations. Refer to page 31 of Barrick’s Q1 2022 MD&A for further details.

Endnote 24

Total cash costs and all-in sustaining costs per ounce include costs allocated to non-operating sites.

Endnote 25

Operating division guidance ranges reflect expectations at each individual operating division, and may not add up to the company-wide guidance range total. Guidance ranges exclude Pierina, Golden Sunlight and Buzwagi. Some of these assets are producing incidental ounces while in closure or care and maintenance.

Endnote 26

Includes corporate administration costs.

Endnote 27

EBITDA is a non-GAAP financial performance measure, which excludes the following from net earnings: income tax expense; finance costs; finance income; and depreciation. Management believes that EBITDA is a valuable indicator of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures. Management uses EBITDA for this purpose. Adjusted EBITDA removes the effect of impairment charges; acquisition/disposition gains/losses; foreign currency translation gains/losses; and other expense adjustments. We also remove the impact of the income tax expense, finance costs, finance income and depreciation incurred in our equity method accounted investments. We believe these items provide a greater level of consistency with the adjusting items included in our adjusted net earnings reconciliation, with the exception that these amounts are adjusted to remove any impact on finance costs/income, income tax expense and/or depreciation as they do not affect EBITDA. We believe this additional information will assist analysts, investors and other stakeholders of Barrick in better understanding our ability to generate liquidity from our full business, including equity method investments, by excluding these amounts from the calculation as they are not indicative of the performance of our core mining business and not necessarily reflective of the underlying operating results for the periods presented. EBITDA and adjusted EBITDA are intended to provide additional information only and do not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate EBITDA and adjusted EBITDA differently. Further details on these non-GAAP financial performance measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

BARRICK FIRST QUARTER 2022	23	PRESS RELEASE

Reconciliation of Net Earnings to EBITDA and Adjusted EBITDA

($ millions)		For the three months ended

	3/31/22	12/31/21	3/31/21

Net earnings	706	1,152	830

Income tax expense	301	304	374

Finance costs, net[a]	76	74	77

Depreciation	460	557	507

EBITDA	1,543	2,087	1,788
Impairment charges (reversals) of long-lived assets[b]	2	14	(89)

Acquisition/disposition (gains) losses[c]	(2)	(198)	(3)

Loss on currency translation	3	13	4

Other expense adjustments[d]	13	36	11

Income tax expense, net finance costs, and depreciation from equity investees	86	118	89

Adjusted EBITDA	1,645	2,070	1,800

a.	Finance costs exclude accretion.
b.

For the three month period ended March 31, 2022, we recorded no significant impairment charges or reversals. Net impairment reversals for the three months ended March 31, 2021 mainly relate to non-current asset reversals at Lagunas Norte.

c.

There were no significant acquisition/disposition gains or losses for the three months ended March 31, 2022. Acquisition/disposition gains for the three month period ended December 31, 2021 primarily relate to the gain on the divestiture of Lone Tree.

d.

Other expense adjustments for all periods mainly relate to care and maintenance expenses at Porgera. The three month period ended December 31, 2021 was further impacted by a $25 million litigation settlement.

BARRICK FIRST QUARTER 2022	24	PRESS RELEASE

Corporate Office

Barrick Gold Corporation

161 Bay Street, Suite 3700

Toronto, Ontario M5J 2S1

Canada

Telephone: +1 416 861-9911

Email: investor@barrick.com

Website: www.barrick.com

Shares Listed

GOLD	The New York Stock Exchange
ABX	The Toronto Stock Exchange

Transfer Agents and Registrars

TSX Trust Company

P.O. Box 700, Postal Station B

Montreal, Quebec H3B 3K3

or

American Stock Transfer & Trust Company, LLC

6201 – 15 Avenue

Brooklyn, New York 11219

Telephone: 1-800-387-0825

Fax: 1-888-249-6189

Email: inquiries@astfinancial.com

Website: www.astfinancial.com

Enquiries

President and Chief Executive Officer

Mark Bristow

+1 647 205 7694

+44 788 071 1386

Senior Executive Vice-President and

Chief Financial Officer

Graham Shuttleworth

+1 647 262 2095

+44 779 771 1338

Investor and Media Relations

Kathy du Plessis

+44 20 7557 7738

Email: barrick@dpapr.com

Cautionary Statement on Forward-Looking Information

Certain information contained or incorporated by reference in this press release, including any information as to our strategy, projects, plans or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “goal”, “target”, “plan”, “strategy”, “opportunities”, “guidance”, “outlook”, “project”, “continue”, “committed”, “budget”, “estimate”, “forecast”, “potential”, “proposed”, “future”, “prospective”, “focus”, “during”, “ongoing”, “following”, “subject to”, “scheduled”, “will”, “could”, “would”, “should” and similar expressions identify forward-looking statements. In particular, this press release contains forward-looking statements including, without limitation, with respect to: Barrick’s forward-looking production guidance; estimates of future cost of sales per ounce for gold and per pound for copper, total cash costs per ounce and C1 cash costs per pound, and all-in-sustaining costs per ounce/pound; projected capital, operating and exploration expenditures; our ability to convert resources into reserves and replace reserves net of depletion from production; mine life and production rates; Barrick’s global exploration strategy and planned exploration activities, including in new prospective territories in the Asia Pacific region, North Africa and the Middle East, Latin America and Canada; the timeline and process for the execution and legalization of definitive agreements and the reconstitution of a joint venture to carry out the future development and operation of the Reko Diq project; the planned updating of the historical Reko Diq feasibility study and our plans upon the project’s reconstitution; the proposed fiscal and governance terms applicable to the Reko Diq project and the joint venture through which it is held; the duration of the temporary suspension of operations at Porgera, the conditions for the reopening of the mine and the timeline to recommence operations; our plans and expected completion and benefits of our growth projects, including the Pueblo Viejo plant expansion and mine life extension project; Barrick’s strategy, plans, targets and goals in respect of environmental and social governance issues, including local community relations, climate change, greenhouse gas emissions reduction targets (including with respect to our Scope 3 emissions), tailings storage facility management (including the new Tailings Storage Facility at Pueblo Viejo) and biodiversity initiatives in our local communities; plans to repurchase Barrick shares pursuant to the share buyback program, which does not obligate the Company to acquire any particular number of common shares and which may be suspended or discontinued at any time at the Company’s discretion; Barrick’s performance dividend policy; and expectations regarding future price assumptions, financial performance and other outlook or guidance.

Forward-looking statements are necessarily based upon a number of estimates and assumptions including material estimates and assumptions related to the factors set forth below that, while considered reasonable by the Company as at the date of this press release in light of management’s experience and perception of current conditions and expected developments, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information. Such factors include, but are not limited to: fluctuations in the spot and forward price of gold, copper or certain other commodities (such as silver, diesel fuel, natural gas and electricity); risks associated with projects in the early stages of evaluation and for which additional engineering and other analysis is required; risks related to the possibility that future exploration results will not be consistent with the Company’s expectations, that quantities or grades of reserves will be diminished, and that resources may not be converted to reserves; risks associated with the fact that certain of the initiatives described in this press release are still in the early stages and may not materialize; changes in mineral production performance, exploitation and exploration successes; risks that exploration data may be incomplete and considerable additional work may be required to complete further evaluation, including but not limited to drilling, engineering and socioeconomic studies and investment; the speculative nature of mineral exploration and development; lack of certainty with respect to foreign legal systems, corruption and other factors that are inconsistent with the rule of law; changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices; expropriation or nationalization of property and political or economic developments in Canada, the United States or other countries in which Barrick does or may carry on business in the future; risks relating to political instability in certain of the jurisdictions in which Barrick operates; timing of receipt of, or failure to comply with, necessary permits and approvals; non-renewal of or failure to obtain key licenses by governmental authorities, including the mining lease and exploration license for the Reko Diq project; failure to comply with environmental and health and safety laws and regulations; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure; the liability associated with risks and hazards in the mining industry, and the ability to maintain insurance to cover such losses; increased costs and physical risks, including extreme weather events and resource shortages, related to climate change; damage to the Company’s reputation due to the actual or perceived occurrence of any number of events, including negative publicity with respect to the Company’s handling of environmental matters or dealings with community groups, whether true or not; risks related to operations near communities that may regard Barrick’s operations as being detrimental to them; litigation and legal and administrative proceedings; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges, tailings dam and storage facilities failures, and disruptions in the maintenance or provision of required infrastructure and information technology systems; increased costs, delays, suspensions and technical challenges associated with the construction of capital projects; risks associated with working with partners in jointly controlled assets; risks related to disruption of supply routes which may cause delays in construction and mining activities; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; risks associated with artisanal and illegal mining; risks associated with Barrick’s infrastructure, information technology systems and the implementation of Barrick’s technological initiatives; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; the impact of inflation, including global inflationary pressures driven by supply chain disruptions caused by the ongoing Covid-19 pandemic and global energy cost increases following the invasion of Ukraine by Russia; adverse changes in our credit ratings; fluctuations in the currency markets; changes in U.S. dollar interest rates; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); risks related to the demands placed on the Company’s management, the ability of management to implement its business strategy and enhanced political risk in certain jurisdictions; uncertainty whether some or all of Barrick’s targeted investments and projects will meet the Company’s capital allocation objectives and internal hurdle rate; whether benefits expected from recent transactions being realized; business opportunities that may be presented to, or pursued by, the Company; our ability to successfully integrate acquisitions or complete divestitures; risks related to competition in the mining industry; employee relations including loss of key employees; availability and increased costs associated with mining inputs and labor; risks associated with diseases, epidemics and pandemics, including the effects and potential effects of the global Covid-19 pandemic; risks related to the failure of internal controls; and risks related to the impairment of the Company’s goodwill and assets. Barrick also cautions that its 2022 guidance may be impacted by the unprecedented business and social disruption caused by the spread of Covid-19. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks).

Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this press release are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a more detailed discussion of some of the factors underlying forward-looking statements and the risks that may affect Barrick’s ability to achieve the expectations set forth in the forward-looking statements contained in this press release. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.